Exhibit 23.1

[KPMG PEAT MARWICK LETTERHEAD]

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

Board of Directors

Banco Latinoamericano de Exportaciones, S.A.

Calle 50 y Aquilino de la Guardia

Panama City, Republic of Panama

We consent to the incorporation by reference herein of our report dated January 31, 2003 included in the Company’s Form 20-F for the year ended December 31, 2002. Our report contains explanatory paragraphs relating to uncertainties regarding the crisis created by the prolonged deterioration in Argentina’s economic and political environment and the Company’s significant credit exposure with Argentine debtors, and also refers to a change in the method of accounting for derivative instruments and hedging activities. We also consent to the reference to our firm under the captions “Summary Consolidated Financial Data” and “Experts” in the prospectus.

/s/ KPMG
KPMG

Panama, Republic of Panama

May 19, 2003